Balaton Power Inc.

Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2
Telephone: 604.533.5075	Toll Free: 1.877.559.5988	Fax: 604.533.5065

BALATON INCREASES LAND POSITION AT
VOISEY'S BAY WEST PROPERTY

Langley, B.C.,-- June 1, 2011--BALATON POWER INC. (OTCBB: BPWRF) (the "Company") announced today that it has acquired from JAL Exploration Inc. ("JAL") an additional licence comprising of 188 mineral claims (the "Additional Licence") adjacent to the Company's Voisey's Bay West Property located on the east coast of North Labrador, Canada (the "Property"). As previously announced, pursuant to an option agreement with JAL (the "Option Agreement"), the Company holds the right to earn up to an 80% in the Property, subject to a 2% NSR.

The Company's acquisition of the Additional Licence has increased the Company's land position under option at the Property from 200 to 388 claims and the Property now covers an area of approximately 9,700 hectares (23,969 acres).

The Property adjoins the west side of Vale Canada's ("Vale's") Voisey's Bay property (the "Voisey's Bay discovery"), which was acquired by Vale Inco Limited (a related entity to Vale) in its takeover of Diamond Fields Resources Inc. in 1996. The Property lies between 13.5 and 20 kilometers (8 to 12.5 miles) west of Vale's main Voisey's Bay discovery.

According to the publication entitled "Mineral commodities of Newfoundland and Labrador nickel" available on the Government of Newfoundland and Labrador website, the Voisey's Bay discovery contains a total resource of 100 million tonnes grading 1.94 per cent nickel, 1 per cent copper and 0.11 per cent cobalt (calculated from Vale estimates 2003). According to the Vale news release dated June 11, 2002, within the Voisey's Bay discovery is the Ovoid deposit, which contains 31 million tonnes of estimated proven reserves which can be mined using open-pit methods and holds average grades of 2.9 per cent nickel, 1.69 per cent copper and 0.14 per cent cobalt. At present a further $2.8 Billion in capital expenditures is currently being made by Vale to build new state-of-the-art processing facilities for Vale's Voisey's Bay mine.

The Property is in part underlain by layered anorthosite of the Nain plutonic suite and has been intruded by northwest-trending troctolite dikes (similar to those of Vale's Voisey's Bay discovery). Rocks of troctolite composition (the Reid Brook troctolite intrusion) are host to the Ni-Cu-Co mineralization on Vale's adjacent Voisey's Bay discovery property as well.

Between 1995 and 1997 exploration work programs were conducted on the Property, which included air photo and satellite imagery studies, geological mapping, prospecting, geochemical soil and rock surveys, geophysical surveys consisting of ground magnetometer, VLF-EM, horizontal loop EM and airborne Dighem V-EM surveys and shallow diamond drilling.

During 1996, a total of 1,347 metres of diamond drilling was completed in shallow holes on the Property. The highest assay interval was from hole VW-1 which assayed, between 78 and 81.5 feet depth, 1,844 parts per million copper, 4,693 ppm nickel and 323 ppm cobalt.

In November 2010, Geotech Ltd. under contract from the Company, completed a helicopter-borne time-domain electromagnetic geophysical survey of the Property using its VTEM technology (the "Survey"). The Survey was designed to target Nickel-Copper sulfide deposits similar to and along strike from Vale's Voisey's Bay discovery.

Preliminary analysis of the data received from the Survey identified multiple anomalies that warranted further analysis and investigation of the raw data. At present, further analysis and investigation of these anomalies are being conducted through additional processing, inversion modeling and geological interpretation of the data set to select targets for a ground follow-up exploration program. Based on the positive results of the initial review of the data set from the Survey noted above, the Company decided to increase its land position in the Property from 200 to 388 claims as announced above.

The potential for the discovery of a Voisey's Bay discovery style of mineralization exists on the Property based on the following:

  The presence of compositionally layered anorthosite and troctolite which underlies significant parts of the Property;

  Untested, coincident magnetic and VLF-EM anomalies and other geophysical targets; and

  Highly anomalous copper-nickel-cobalt geochemistry in hole VW-1.

For further information on the Property and Option Agreement, please see the Company's news releases as filed on www.sedar.com.

Qualified person

The disclosure of the scientific and technical information contained in this news release was prepared under the supervision of John P. McGoran, BSc, PGeo, a qualified person as that term is defined in National Instrument 43-101 -- standards of disclosure for mineral projects.

BALATON POWER INC.

"P.E. Preston"

Paul Preston
Director and Chief Financial Officer

Certain statements in this press release may be considered forward-looking information, including those relating to the "expectations", "intentions" or "plans" of the Company. Such information involves known and unknown risks, uncertainties and other factors -- including the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of exploration results and other geological data, project costs or unanticipated costs and expenses and other risks identified by the Company in its public securities filings -- that may cause actual events to differ materially from current expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.